UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101/201

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Adjournment of Annual General Meeting of Shareholders

Ostin Technology Group Co., Ltd. (the “Company”) has announced that its 2023 annual general meeting of shareholders (the “Annual General Meeting”), which was convened earlier today, has been adjourned due to the shareholders present at the meeting fail to meet the quorum of a majority of the voting rights of the Company’s issued and outstanding ordinary shares, par value $0.0001 per share. Pursuant to the Company’s amended and restated memorandum and articles of association, the board of directors of the Company has resolved that the Annual General Meeting shall stand adjourned until September 29, 2023 at 8:00 a.m. Beijing Time (September 28, 2023, at 8:00 p.m., Eastern Time) at Building 2, 101/201, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046 to allow additional time for the solicitation of proxies. No votes were taken at the Annual General Meeting, other than to adjourn. The business scheduled for the re-convened Annual General Meeting remains the same as set forth in the Company’s Proxy Statement for Annual General Meeting dated August 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: September 28, 2023

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